UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File` Number: 000-53615

GOLDENWAY, INC.
(Exact name of registrant as specified in its charter)

28/F, Tower 2,
The Gateway, Harbour City,
Tsim Sha Tsui, Kowloon,
Hong Kong
+852 3719-9399
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[_]
Rule 12g-4(a)(2)	[_]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[_]
Rule 15d-6	[X]

     Approximate number of holders of record as of the certification or notice date: 50

     Pursuant to the requirements of the Securities Exchange Act of 1934, Goldenway, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Dated: March 29, 2013

GOLDENWAY, INC.

By:	/s/ Ricky Wai Lam Lai
Ricky Wai Lam Lai,
Chief Executive Officer

By:	/s/ Yue Yuen Chan
Yue Yuen Chan,
Chief Financial Officer